Hemisphere GPS
4110 9th Street SE
Calgary AB T2G 3C4 Canada
Phone: (403) 259-3311 Fax: (403) 259-8866
www.hemispheregps.com

RECEIVED
2007 MAY 24 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07023790

May 16, 2007

Office of International Corporate F
Division of Corporation Finance
Securities and Exchange Commissio.
100 F Street, N.E.
Washington, DC 20549

SUPPL

Re: CSI Wireless Inc. Rule 12g3-2(b) Submission
File No. 82-34943

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we furnish you herewith the following:

1. Press Release dated May 15, 2007 – Hemisphere GPS Inc. Commences Trading on the TSX Under Symbol "HEM"
2. Form 52-109F2 – Certification of Interim Filings – CFO
3. Form 52-109F2 – Certification of Interim Filings – CEO
4. Management's Discussion and Analysis for quarter ending March 31, 2007
5. Financial Statements for the quarter ending March 31, 2007
6. Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations
7. Press Release dated May 11, 2007 – CSI Wireless Shareholders Approve Name Change to "Hemisphere GPS"
8. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated May 14, 2007
9. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated May 14, 2007
10. Press Release dated May 9, 2007 – Hemisphere GPS Targets OEM Market with LX-1 Board for Crescent® GPS Receivers
11. Press Release dated May 9, 2007 – CSI Wireless Appoints New VP Marketing & Business Development
12. Press Release dated May 11, 2007 – CSI Wireless Reports Record First Quarter GPS Revenues and Profit

Please contact us should you have any questions, 403-259-3311.

Yours truly,
Hemisphere GPS Inc.

Tracy Bedard
Executive Assistant

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

5/24

Hemisphere GPS

PRESS RELEASE

Toronto Stock Exchange Symbol: HEM

www.HemisphereGPS.com

Hemisphere GPS Inc. Commences Trading on the TSX Under Symbol "HEM"

Calgary, Alberta – May 15, 2007 - (TSX:HEM): The common shares of Hemisphere GPS Inc. commence trading today at the market opening under the stock symbol "HEM". The Company's CUSIP number is CUSIP: 423633 10 6.

About Hemisphere GPS
Hemisphere GPS designs and manufactures innovative, cost-effective GPS products for positioning, guidance and machine control applications in agriculture, marine and other markets. The Company owns leading brand names, numerous patents and other intellectual property. The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about Hemisphere GPS, go to www.hemispheregps.com.

For more information, please contact:

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

Hemisphere GPS

PRESS RELEASE

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless Changes Name and Stock Listing

Calgary, Alberta – May 14, 2007 - (TSX:CSY): CSI Wireless Inc. has officially changed its corporate name and TSX trading symbol. At the opening on Tuesday, May 15, 2007, trading will continue in the common shares under the new name, new stock symbol and new CUSIP number listed below:

Name: Hemisphere GPS Inc.
Stock Symbol: "HEM"
CUSIP: 423633 10 6

About Hemisphere GPS
Hemisphere GPS designs and manufactures innovative, cost-effective GPS products for positioning, guidance and machine control applications in agriculture, marine and other markets. The Company owns leading brand names, numerous patents and other intellectual property. The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about Hemisphere GPS, go to www.hemispheregps.com.

For more information, please contact:

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

File No. 82-34943

RECEIVED
2007 MAY 24 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, CAMERON B. OLSON, Senior Vice President and Chief Financial Officer of CSI Wireless Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 9, 2007

Cameron B. Olson
Senior Vice President and
Chief Financial Officer

File No.
82-34943

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, STEVEN L. KOLES, President and Chief Executive Officer of CSI Wireless Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 9, 2007

Steven L. Koles
President and Chief Executive Officer

CSI Wireless Inc.
Interim Management Discussion and Analysis
First Quarter Ended March 31, 2007

csi wireless

File No.
82-34943

The following discussion and analysis is effective as of May 14, 2007 and should be read together with the unaudited interim consolidated financial statements and the accompanying notes.

Overview

CSI Wireless Inc. is engaged in the design, manufacture and sale of innovative, cost-effective GPS products for positioning, guidance and machine control applications in agriculture, marine and other markets. The Company carries out these activities under the operating name "Hemisphere GPS" and has announced that it received approval to rename the company "Hemisphere GPS Inc." at the Special and Annual General Meeting of its shareholders on May 9, 2007. Accordingly, references throughout this document to "CSI", "CSI Wireless", "Hemisphere GPS", "Hemisphere" or the "Company" all refer to CSI Wireless Inc. and its subsidiaries. Hemisphere GPS has three primary product lines: ground agriculture products, aerial agriculture products and precision products for GIS and marine markets.

Summary of Quarterly Results

	For the Quarter Ended							
(000's)	Jun 30 2005	Sep 30 2005	Dec 31 2005	Mar 31 2006	Jun 30 2006	Sep 30 2006	Dec 31 2006	Mar 31 2007
Sales	$ 11,642	$ 5,637	$ 5,625	$ 15,514	$ 16,907	$ 5,617	$ 7,870	$ 19,505
Gross margin	4,020	2,106	1,943	6,202	8,379	1,055	2,881	9,662
	35%	37%	35%	40%	50%	19%	37%	50%
Expenses:								
Research and development	933	1,094	990	1,170	1,227	1,134	1,209	1,266
Sales and marketing	1,727	1,626	1,818	2,819	2,342	1,772	2,372	3,092
General and administrative	1,295	1,537	1,387	1,330	1,532	1,347	1,721	1,965
Stock-based compensation	170	244	211	143	186	215	213	220
Amortization	499	565	592	587	619	638	666	603
	4,624	5,066	4,998	6,049	5,906	5,106	6,181	7,146
Earnings (loss) before undernoted items	(604)	(2,960)	(3,055)	153	2,473	(4,051)	(3,300)	2,516
Foreign exchange (gain) loss	(56)	733	145	67	762	(133)	(53)	(46)
Interest income	(16)	(43)	(38)	(16)	(94)	(84)	(27)	(74)
Gain on sale of marketable securities	–	–	–	–	–	–	(1,050)	–
Restructuring costs	–	–	–	–	1,043	–	–	–
Earnings (loss) before income tax	(532)	(3,650)	(3,162)	102	762	(3,834)	(2,170)	2,636
Current income tax	(45)	–	–	–	–	–	–	–
Earnings (loss) from continuing operations	(487)	(3,650)	(3,162)	102	762	(3,834)	(2,170)	2,636
Loss from discontinued operations	(615)	(2,138)	(3,302)	(9,257)	(2,929)	(1,978)	(582)	(105)
Net earnings (loss)	$ (1,102)	$ (5,788)	$ (6,464)	$ (9,155)	$ (2,167)	$ (5,812)	$ (2,752)	$ 2,531
Earnings (loss) per common share from continuing operations *:								
Basic and diluted	$ (0.01)	$ (0.08)	$ (0.07)	$ 0.00	$ 0.02	$ (0.08)	$ (0.05)	$ 0.06
Net earnings (loss) per common share *:								
Basic and diluted	$ (0.03)	$ (0.13)	$ (0.15)	$ (0.20)	$ (0.05)	$ (0.13)	$ (0.06)	$ 0.05

** Calculated using quarterly weighted average number of shares outstanding.*

Results of Operations

Quarter Ended March 31, 2007 versus Quarter Ended March 31, 2006

Revenue

For the three months ended March 31, 2007, revenue was $19.5 million, an increase of 26% from revenues of $15.5 million for the same period of 2006. The increase is due to strong demand for Hemisphere GPS' ground agriculture products including the Company's Outback product line. Auto-steering for agricultural vehicles, and the recently announced Outback BaselineHD product - providing increased accuracy at a very competitive price point - all had significant increases in the quarter. The Company also saw a strong increase in international revenues for ground guidance products compared to 2006.

The majority of Hemisphere's GPS revenues are derived from sales to the North American agriculture market. Though North American sales were healthy, a late spring with severe weather conditions delayed some of Hemisphere's sales promotion activity in some U.S. regions. However, international sales, including the southern hemisphere where weather patterns have been favourable, were ahead of Company expectations.

Gross Margin

Gross margins for the quarter of $9.7 million have increased from $6.2 million for the same quarter of 2006. In percentage terms, gross margins have increased to 50% from 40% in 2006. Cost of sales in the first quarter of 2006 included the amortization of acquisition inventory step-up costs totaling $1.2 million. Prior to the amortization of these step-up costs, gross margins would have been 47%. The acquisition inventory step-up costs were completely amortized during the second quarter of 2006 and will not impact future gross margins.

Gross margins have improved in all product lines – ground agriculture, air and precision products. The increase in margins is a result of product cost reductions realized, including the incorporation of the Company's Crescent GPS technology into all product lines which was completed during the first quarter. In addition, gross margins have improved as a result of product mix. Hemisphere is focused on reducing product cost of sales moving forward through the outsourcing of certain key components, increased focus on procurement and design cost reduction and improved efficiencies in its manufacturing operations.

Management expects that in 2007 and in future years, gross margins will not be as heavily impacted by reduced seasonal revenues in the last half of the year as a result of the implementation of a new Enterprise Resource Management ("ERP") system in the fourth quarter of 2006. Under this system, there is a much greater level of activity-based costing, including labour and overhead, and as a result unabsorbed manufacturing department costs in cost of sales are expected to be much lower than has been experienced in the past.

Expenses

Total operating expenses of $7.1 million increased by $1.1 million, or 18%, compared to the first quarter 2006. This increase is primarily a result of higher revenues, increased sales and marketing costs incurred during the strong selling season for agriculture products and increased legal expenses.

Research and development expenses increased by approximately 8% compared to the first quarter of 2006. On an annual basis, the Company has a target for research and development costs of 10% of revenue. The investment in research and development activities is critical for the Company to maintain and build its position in current and targeted markets.

The first half of the calendar year is the strongest buying season in agriculture markets in North America. As a result, there is a significant amount of selling activity in this period driving higher sales and marketing expenses including promotion, travel, commissions and other expenses. Despite an increase in revenues of 26%, sales and marketing expenses increased by just 10% compared to the first quarter of 2006.

General and administrative expenses increased by $0.6 million compared to the first quarter of 2006. The increase is primarily attributable to increased legal expenses associated with a patent infringement lawsuit relating to its GPS products.

The Company does not believe that its products infringe upon the referenced patent and will vigorously defend its position. Apart from the increase in legal expenses, general and administrative expense increased by 3% compared to the first quarter of 2006.

Other

The Company realized a foreign exchange gain of $46 thousand during the first three months of 2007 compared to a foreign exchange loss of $67 thousand in 2006. Foreign exchange gains and losses arise primarily from the impact of a variable US dollar foreign exchange rate on the translation of US dollar denominated working capital into Canadian dollars. Management has implemented a foreign exchange risk management program to hedge the Company's US dollar working capital against exchange rate fluctuations.

In the first quarter of 2007, the Company recorded interest income of $74 thousand compared to interest income of $16 thousand in 2006. The Company earns interest income on its cash balance, which was offset by interest expense on capital leases and long-term debt.

Discontinued Operations

During 2006, the Company carried out activities to dispose of the activities associated with its Wireless Business Unit. On May 8, 2006, the Company closed an agreement to sell its Fixed Wireless Telephone product line to Telular Corporation. On December 18, 2006, the Company closed an agreement to sell its Asset-Link Telematics product line to CHI-Agra Products Inc. On July 28, 2006, the Company announced that it had signed an agreement to sell its Location Tag Telematics product line to Trace Technologies, LLC. This transaction has not closed due to circumstances impacting Trace and which are out of the control of the Company. It remains uncertain as to whether this transaction will close. As a result of these activities, and in accordance with Canadian generally accepted accounting principles ("GAAP"), the Wireless Business Unit financial components are treated as "discontinued operations" in the Company's financial statements. The primary areas impacted by this treatment are:

1. the results of operations of the Fixed Wireless Telephone and Telematics product lines are removed from revenues and expenses and reported as a separate element of income in the statement of operations;
2. the assets and liabilities of the Fixed Wireless Telephone and Telematics product lines are presented separately in the appropriate sections of the balance sheet;
3. the statement of operations and balance sheet treatment is applied retroactively for all periods presented; and
4. the assets of the Fixed Wireless Telephone and Telematics product lines are measured at the lower of their carrying amount or their fair value less the expected costs to sell.

The Company recorded a loss from discontinued operations of $105 thousand for the quarter ended March 31, 2007 compared to a loss of $9.3 million in 2006. As previously described, these amounts represent the results of operations of the Fixed Wireless Telephone and Telematics product lines.

The Company has ceased operations associated with the Fixed Wireless Telephone and Telematics activities. However, the Company continues to incur certain expenses associated with certain legal matters arising prior to the divestment of the Wireless product lines which have been previously disclosed. Until such matters are resolved, the Company will continue to incur costs associated with such matters.

Summarized results for the discontinued operations are as follows:

	Quarter Ended	
(000's)	Mar 31 2007	Mar 31 2006
Sales	$ –	$ 8,951
Gross margin	–	1,272
	–	14%
Operating expenses	105	2,543
Loss before undernoted items	(105)	(1,271)
Interest (income) expense	–	(14)
Goodwill impairment	–	8,000
Loss from discontinued operations	$ (105)	$ (9,257)

Net Income (Loss)

The continuing operations of the Hemisphere GPS product lines generated net income of $2.6 million, or $0.06 per share (basic and diluted) in the first quarter of 2007 compared to $102 thousand, or $0.00 per share (basic and diluted) in the first quarter of 2006.

The Company earned net income of $2.5 million, or $0.05 per share (basic and diluted) in the first quarter of 2007, compared to a net loss of $9.2 million, or ($0.20) per share (basic and diluted) in the first quarter of 2006.

Quarter Ended March 31, 2007 versus Quarter Ended December 31, 2006

Revenue

Revenue in the quarter of $19.5 million was an increase of 148% from revenue of $7.9 million in the fourth quarter of 2006.

The first half of the calendar year has historically been the strongest period for sales to the agriculture markets where this period is the primary buying season for customers with agricultural operations in the Northern hemisphere. In addition, new products launched during the fourth quarter of 2006 and the first quarter of 2007 contributed to increased sales.

Gross Margin

Gross margins of $9.7 million were up by over 230% from $2.9 million in the fourth quarter of 2006 due to higher sales, product mix and cost reductions relating to procurement, product design and operating efficiencies. In percentage terms, gross margins of 50% in the first quarter of 2007 were up from 37% in the fourth quarter of 2006.

Expenses

Operating expenses of $7.1 million for the three months ended March 31, 2007 increased $1.0 million, or 16%, from the last quarter of 2006. Sales and marketing expenses increased by $0.7 million relating to increased costs as the Company enters the strong Northern hemisphere buying season, including increased internal sales commissions and other selling costs. General and administrative costs increased due to higher legal expenses in the first quarter.

Other

The Company realized a foreign exchange gain of $46 thousand in the first quarter of 2007 versus a gain of $53 thousand during the fourth quarter of 2006, primarily relating to translation of US dollar denominated working capital.

Interest income, net of interest expense, of $74 thousand in the first quarter, increased from $27 thousand in the quarter ended December 31, 2006 due to a higher level of cash during the quarter. The Company earns interest income on its cash balance, offset by interest expense on capital leases and long-term debt.

Discontinued Operations

The Company recorded a loss from discontinued operations of $105 thousand for the quarter ended March 31, 2007 compared to $582 thousand in the fourth quarter of 2006. As previously described, these amounts represent the results of operations of the divested Fixed Wireless Telephone and Telematics product lines.

Summarized results for the discontinued operations are as follows:

	Quarter Ended	
(000's)	Mar 31 2007	Dec 31 2006
Sales	$ –	$ 238
Gross margin	–	(321)
Operating expenses	105	455
Loss before undernoted items	(105)	(776)
Gain on sale of product line	–	(194)
Loss from discontinued operations	$ (105)	$ (582)

Operating expenses of $105 thousand relate primarily to legal expenses as previously described.

Net Earnings (Loss)

Income from continuing operations was $2.6 million or $0.06 per share (basic and diluted) in the first quarter of 2007 compared to a loss from continuing operations of $2.2 million or ($0.05) per share (basic and diluted) in the fourth quarter of 2006.

The Company earned net income in the first quarter of 2007 of $2.5 million, or $0.05 per share (basic and diluted), compared to a net loss of $2.8 million, or ($0.06) per share (basic and diluted) in the fourth quarter of 2006.

Liquidity and Capital Resources

CSI Wireless held cash of $12.8 million at the end of the first quarter compared to a balance of $11.2 million at December 31, 2006. The primary items impacting the cash balance during the first quarter were:

- Cash generated by continuing operations, prior to working capital changes, was $3.5 million, up from $0.8 million in the first quarter of 2006.
- During the quarter, the Company received 150,990 common shares of Telular Corporation pursuant to the earnout provisions of the agreement under which the Fixed Wireless Telephone business was sold to Telular in May 2006. The earnout amount was accrued at December 31, 2006 and included in current assets from discontinued operations in the consolidated financial statements.
- Accounts receivable increased in the first quarter primarily as a result of increased sales levels.
- Inventories increased to $12.2 million at March 31, 2007 from $11.5 million at the end of December 2006. This increase is a result of the continued build of inventory to meet the strong buying season demand for the agriculture products that will continue during the second quarter.

- Accounts payable increased by $3.1 million during the first quarter. This increase relates primarily to inventory-related payables and higher levels of commissions payable relating to both third-party dealers and internal employees due to high revenue levels.
- Total deferred revenue increased by $0.6 million during the first quarter, relating to sales proceeds received from customers for the Company's three year Extended Service Program ("ESP") on sales of Outback products, net of amortization for ESP contracts. The ESP program was first introduced in November 2005 and enables customers to extend their warranty from the standard one year warranty to three years. The revenue is amortized into income over the second and third years, as the extended service is made available to the customer.
- The Company repaid outstanding long-term debt of $0.3 million during the first quarter. The long-term debt was assumed as part of the Outback business acquisition in April 2005.
- Total capital spending related to continuing operations in the first quarter of 2007 was approximately $149 thousand primarily related to computer hardware and software.
- Cash used in discontinued operations was $130 thousand for operating expenses and changes in working capital.
- During the first quarter, 19,453 stock options were exercised for proceeds of $29 thousand.

CSI has an unused operating line of credit with its bank with a maximum borrowing limit of $7.0 million. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The Company has entered into a general security agreement with its bank to secure such indebtedness.

The table below sets forth the repayment schedule of CSI's capital lease obligations at March 31, 2007:

	Payments Due by Period		
	Total	less than 1-year	1 to 3 years
Capital lease obligations	$ 344,458	$ 293,189	$ 51,269

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada.

Effective January 1, 2007, the Company has adopted the following new accounting standards relating to financial instruments:

- CICA Handbook Section 3855 – "Financial Instruments – Recognition and Measurement";
- CICA Handbook Section 3861 – "Financial Instruments – Disclosure and Presentation";
- CICA Handbook Section 1530 – "Comprehensive Income"; and
- CICA Handbook Section 3865 – "Hedges".

Under these standards, financial instruments must be classified into one of five categories: (i) held-for-trading, (ii) held-to-maturity, (iii) loans and receivables, (iv) available-for-sale, and (v) other financial liabilities. The new standards require that all financial instruments within the scope of the standards, including all derivative instruments, be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities – except those in the held-for-trading and available-for-sale categories – must be determined at amortized cost using the effective interest rate method. Held-for-trading financial instruments are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial instruments are measured at fair value with changes in fair value recognized in comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated accounts receivable as "loans and receivables", which are measured at amortized cost. Marketable securities have been designated as "held-for-trading" which are measured at fair value with changes in such value included in earnings. Accounts payable and accrued liabilities and long-term debt are classified as "other financial liabilities" which are measured at amortized cost.

The Company also adopted as of January 1, 2007 new standards with respect to "comprehensive income". The new standards require a "statement of comprehensive income", if there are items that give rise to "comprehensive income or loss". The Company did not identify any such items giving rise to "comprehensive income or loss" in the three months ended March 31, 2007, or that would result in an adjustment to opening balances for accumulated other comprehensive income or loss.

The Company was also required to adopt new accounting standards with respect to hedging activities. As the Company does not currently have a hedging program that is impacted by this accounting standard, the adoption of these standards has no impact on the financial statements.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 about the Company's financial instruments as well as its capital and how it is managed.

There were no changes in significant estimates in the quarter.

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting that occurred during the Company's most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. For further discussion of internal controls over financial reporting, refer to the Company's Annual Report for the year ended December 31, 2006.

The information in the Management's Discussion and Analysis (MD&A) contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations and changes in how they are interpreted and enforced; fluctuations in foreign exchange and interest rates; stock market volatility and market valuations; competition for, among other things, capital and skilled personnel; incorrect assessments of the value of acquisitions; stock market volatility and market valuations and changes in income tax laws. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits the Company will derive from them. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

csi wireless

File No.
82-34943

Consolidated Financial Statements of

CSI WIRELESS INC.

Three months ended March 31, 2007 and 2006

CSI WIRELESS INC.

Consolidated Balance Sheets
(unaudited)

	March 31, 2007	December 31, 2006
Assets		
Current assets:		
Cash	$ 12,776,999	$ 11,160,405
Marketable securities	639,208	-
Accounts receivable	9,306,594	4,995,204
Inventories	12,203,294	11,479,139
Deferred commissions	152,675	111,619
Prepaid expenses and deposits	376,607	550,530
Current assets of discontinued operations (note 5)	519,029	1,360,735
	35,974,406	29,657,632
Deferred commissions	326,769	246,414
Property and equipment	8,234,092	8,507,990
Intangible assets	4,152,515	4,332,591
Goodwill	22,961,432	22,961,432
Assets of discontinued operations (note 5)	116,380	116,380
	$ 71,765,594	$ 65,822,439
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 8,916,125	$ 5,785,501
Deferred revenue	871,329	773,527
Current portion of long-term debt	–	300,517
Current portion of capital leases	293,189	291,057
Current liabilities of discontinued operations (note 5)	746,681	974,505
	10,827,324	8,125,107
Deferred revenue	2,200,283	1,672,116
Capital lease obligations	51,269	101,714
Shareholders' equity:		
Share capital (note 3)	104,029,563	104,013,743
Contributed surplus	2,992,380	2,776,468
Deficit	(48,335,225)	(50,866,709)
	58,686,718	55,923,502
	$ 71,765,594	$ 65,822,439

See accompanying notes to consolidated financial statements.

csi wireless.

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit

Three months ended March 31, 2007 and 2006
(unaudited)

	2007	2006
Sales	$ 19,504,861	$ 15,514,035
Cost of sales	9,842,566	9,311,614
	9,662,295	6,202,421
Expenses:		
Research and development	1,266,363	1,170,136
Sales and marketing	3,092,129	2,819,069
General and administrative	1,965,172	1,330,029
Stock-based compensation (note 3(d))	219,798	143,303
Amortization	603,128	586,926
	7,146,590	6,049,463
Earnings before undernoted items	2,515,705	152,958
Foreign exchange (gain) loss	(46,853)	66,610
Interest income	(73,816)	(15,827)
Earnings from continuing operations	2,636,374	102,175
Loss from discontinued operations (note 5)	104,890	9,256,998
Net earnings (loss) and comprehensive income	2,531,484	(9,154,823)
Deficit, beginning of period	(50,866,709)	(30,980,146)
Deficit, end of period	$ (48,335,225)	$ (40,134,969)
Earnings per common share from continuing operations:		
Basic and diluted	$ 0.06	$ 0.00
Earnings per common share:		
Basic and diluted	$ 0.05	$ (0.20)
Weighted average shares outstanding:		
Basic and diluted	46,139,053	45,899,354

See accompanying notes to consolidated financial statements.

csi wireless.

CSI WIRELESS INC.

Consolidated Statements of Cash Flows

Three months ended March 31, 2007 and 2006
(unaudited)

	2007	2006
Cash flows from operating activities:		
Earnings from continuing operations	$ 2,636,374	$ 102,175
Items not involving cash:		
Amortization	603,128	586,926
Stock-based compensation	219,798	143,303
Unrealized foreign exchange loss	–	13,928
Cash from continuing operations	3,459,300	846,332
Change in non-cash operating working capital:		
Accounts receivable	(4,311,390)	(1,329,415)
Inventories	(724,155)	959,590
Prepaid expenses and deposits	173,923	(30,691)
Accounts payable and accrued liabilities	3,130,624	3,129,899
Deferred revenue	97,802	1,739,359
	1,826,104	5,315,074
Cash used in discontinued operations (note 5)	(130,216)	(5,007,179)
	1,695,888	307,895
Cash flows from (used in) financing activities:		
Deferred commissions	(121,411)	(141,310)
Deferred revenue	528,167	942,101
Long-term debt	(300,517)	(128,881)
Capital leases	(48,313)	(66,614)
Issue of share capital, net of share issue costs	11,934	92,724
Cash used in discontinued operations (note 5)	–	(299,396)
	69,860	398,624
Cash flows used in investing activities:		
Purchase of property and equipment	(149,154)	(510,299)
Business acquisition, net	–	(959,302)
Cash used in discontinued operations (note 5)	–	(71,598)
	(149,154)	(1,541,199)
Increase (decrease) in cash position	1,616,594	(834,680)
Cash, beginning of period	11,160,405	12,595,354
Cash, end of period	$ 12,776,999	$ 11,760,674
Supplemental disclosure:		
Interest paid	$ 21,691	$ 28,920
Interest received	95,381	69,206

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Notes to Consolidated Financial Statements

Three months ended March 31, 2007 and 2006
(unaudited)

---

1. Basis of presentation:

The accompanying unaudited consolidated financial statements for CSI Wireless Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The disclosures in these interim financial statements are incremental to those included within the annual financial statements and should be read in conjunction with those annual statements. These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements dated December 31, 2006, except for the following changes in accounting policies.

On January 1, 2007, the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") regarding the recognition, measurement, disclosure and presentation of financial instruments. Under these standards, financial instruments must be classified into one of five categories: (i) held-for-trading, (ii) held-to-maturity, (iii) loans and receivables, (iv) available-for-sale, and (v) other financial liabilities. The new standards require that all financial instruments within the scope of the standards, including all derivative instruments, be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities – except those in the held-for-trading and available-for-sale categories – must be determined at amortized cost using the effective interest rate method. Held-for-trading financial instruments are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial instruments are measured at fair value with changes in fair value recognized in comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated accounts receivable as "loans and receivables", which are measured at amortized cost. Marketable Securities have been designated as "held-for-trading", which are measured at fair value with changes in such value included in earnings. Accounts payable and accrued liabilities are classified as "other financial liabilities" which are measured at amortized cost.

The Company also adopted as of January 1, 2007 new standards with respect to comprehensive income. The new standards require a statement of comprehensive income, if there are items that give rise to comprehensive income or loss. The Company did not identify any such items giving rise to comprehensive income or loss in the three months ended March 31, 2007, or that would result in an adjustment to opening balances for accumulated other comprehensive income or loss.

The Company was also required to adopt new accounting standards with respect to hedging activities. As the Company does not currently have a hedging program that is impacted by this accounting standard, the adoption of these standards has no impact on the financial statements.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 about the Company's financial instruments as well as its capital and how it is managed.

2. Business acquisition:

On January 19, 2006, the Company, through its wholly-owned subsidiary Hemisphere GPS LLC ("Hemisphere GPS"), completed the acquisition of the business assets of Del Norte Technology, Inc. ("Del Norte"). The acquisition has been accounted for using the purchase method and the allocation of the purchase price based on fair values was as follows:

Cash	$ 157,659
Current assets	148,379
Property and equipment	95,146
Intangible assets	277,704
Goodwill	566,634
Current liabilities	(128,560)
	$ 1,116,962

Consideration paid consisted of:

Cash	$ 1,087,674
Transaction costs	29,288
	$ 1,116,962

3. Share capital:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of shares	Amount
Balance, December 31, 2006	46,125,616	$ 104,013,743
Issued on exercise of stock options	19,453	28,908
Share issue costs	–	(16,974)
Transfer from contributed surplus on exercise of stock options	–	3,886
Balance, March 31, 2007	46,145,069	$104,029,563

(c) Stock options:

At March 31, 2007 there were 2,971,615 stock options outstanding.

3. Share capital (continued):

(d) Stock-based compensation:

During the first quarter of 2007 the Company granted 205,000 stock options. For the three months ended March 31, 2007, the Company recorded $219,798 (2006 – $197,900) as compensation expense, including the amount that is attributable to, and included in, the loss from discontinued operations in the first quarter of 2006. No portion of this amount was attributable to discontinued operations in 2007.

4. Segmented information:

Assets and sales by geographic segment:

	Assets		Sales	
			Three months ended	
	March 31, 2007	December 31, 2006	March 31, 2007	March 31, 2006
United States	$ 45,227,000	$ 45,476,000	$ 10,542,000	$ 9,902,000
Canada	26,539,000	20,346,000	4,721,000	3,214,000
Europe	–	–	2,028,000	935,000
Other	–	–	2,214,000	1,463,000

Sales are attributed to geographic segments based on the location of the customer.

5. Discontinued operations:

As a result of the Company's decision to divest its Wireless product lines during 2006, the Telematics and the Fixed Wireless Telephone product lines of the Wireless Business Unit have been classified as discontinued operations in these financial statements.

5. Discontinued operations (continued):

The results of the discontinued operations are as follows:

Three months ended March 31, 2007 and 2006

	2007	2006
Sales	$ –	$ 8,951,275
Cost of sales	–	7,679,632
	–	1,271,643
Expenses:		
Research and development	–	1,386,688
Selling	–	581,603
General and administrative	104,890	251,214
Stock-based compensation	–	54,597
Amortization	–	268,286
Loss before undernoted items	(104,890)	(1,270,745)
Interest income	–	(13,747)
Goodwill impairment	–	8,000,000
Loss from discontinued operations	$ (104,890)	$ (9,256,998)

Assets and liabilities presented in the consolidated balance sheet are recorded at fair value and include the following assets and liabilities of discontinued operations:

	March 31, 2007	December 31, 2006
Current assets	519,029	1,360,735
Property and equipment	116,380	116,380
Current liabilities	(746,681)	(974,505)
	$ (111,272)	$ 502,610

CSI WIRELESS INC.

Notes to Consolidated Financial Statements, page 5

Three months ended March 31, 2007 and 2006
(unaudited)

5. Discontinued operations (continued):

The cash flows from discontinued operations are as follows:

Three months ended March 31, 2007 and 2006

	2007	2006
Cash flows used in operating activities:		
Net loss from discontinued operations	$ (104,890)	$ (9,256,998)
Items not involving cash:		
Amortization	–	268,286
Goodwill impairment	–	8,000,000
Stock-based compensation	–	54,597
	(104,890)	(934,115)
Change in non-cash operating working capital:		
Current assets	202,498	1,407,397
Current liabilities	(227,824)	(5,480,461)
	(130,216)	(5,007,179)
Cash flows used in financing activities:		
Capital leases	–	(299,396)
Cash flows used in investing activities:		
Property and equipment	–	(71,598)
	$ (130,216)	$ (5,378,173)

6. Seasonality of Operations:

A large portion of the Company's revenues are derived from agricultural markets in the Northern Hemisphere. As a result, the Company's revenues are subject to seasonality associated with the heaviest buying season of such markets which takes place in the first half of the calendar year.

File No.
82-34943

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Special and Annual General Meeting of holders of common shares of CSI Wireless Inc. (the "Corporation") held May 9, 2007 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote
1.	Ordinary resolution fixing the number of directors to be elected at the Meeting at eight (8)	Resolution approved
2.	Ordinary resolution approving the election of the eight (8) nominees to be elected to serve as directors of the Corporation for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of the Corporation dated March 30, 2007 (the "Information Circular")	Resolution approved
3.	Ordinary resolution approving the appointment of KPMG, LLP, Chartered Accountants as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration as such	Resolution approved
4.	Special resolution approving the change of name of the Corporation to "Hemisphere GPS Inc."	Resolution approved
5.	Ordinary resolution to amend the Corporation's stock option plan to, among other things, provide for a maximum number of Common Shares issuable under the plan to 10% of the outstanding Common Shares	Resolution approved

The resolutions to approve the matters outlined in numbers 4 and 5 were conducted by way of ballot. Attached to this report is a report of Olympia Trust Company, the scrutineers of the Meeting in respect of such ballots.

Dated at Calgary, Alberta this 9th day of May, 2007.

CSI WIRELESS INC.

Per: (signed) "*Cameron Olson*"
Cameron Olson
Senior Vice President and Chief Financial Officer

Computershare

CSI WIRELESS INC.
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
May 9, 2007

SCRUTINEERS' REPORT ON BALLOT

THE SCRUTINEERS REPORT THE RESULTS OF THE BALLOT ON THE RESOLUTION TO APPROVE A SPECIAL RESOLUTION AMENDING THE ARTICLES OF THE CORPORATION TO CHANGE THE NAME OF THE CORPORATION FROM CSI WIRELESS INC. TO "HEMISPHERE GPS INC."

VOTES FOR	20 184 332
VOTES AGAINST	84 875
TOTAL VOTES CAST	20 269 207
PERCENTAGE OF VOTES IN FAVOUR OF RESOLUTION	99.58 %
PERCENTAGE OF VOTES AGAINST RESOLUTION	0.42 %

DATED THIS 9th DAY OF MAY, 2007

COMPUTERSHARE TRUST COMPANY OF CANADA

JODY WOOD — SCRUTINEER

JASON WELLING — SCRUTINEER

tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holder voting supplied by third parties.

If Computershare has mailed voting instruction forms mailed directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as direct by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our reports on attendance and voting, the details of beneficial holders attending in person whose ownership we cannot directly confirm or verify. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included in these reports as a result of the instructions from the Chair and Computershare assumes no liability or responsibility whatsoever for their inclusion in these reports.

Computershare

CSI WIRELESS INC.
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
May 9, 2007

SCRUTINEERS' REPORT ON BALLOT

THE SCRUTINEERS REPORT THE RESULTS OF THE BALLOT ON THE RESOLUTION TO APPROVE CERTAIN AMENDMENTS TO THE STOCK OPTION PLAN OF THE CORPORATION.

VOTES FOR	17,210,646.
VOTES AGAINST	3,058,561.
TOTAL VOTES CAST	20,269,207.
PERCENTAGE OF VOTES IN FAVOUR OF RESOLUTION	84.91%.
PERCENTAGE OF VOTES AGAINST RESOLUTION	15.09%

DATED THIS 9th DAY OF MAY, 2007

COMPUTERSHARE TRUST COMPANY OF CANADA

JODY WOOD SCRUTINEER

JASON WELLING SCRUTINEER

The voting figures reported by Computershare in our capacity as Scrutineer represent our tabulation of proxies returned to us by registered securityholders (and voting instruction forms returned directly to us by non-objecting beneficial holders) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holder voting supplied by third parties

If Computershare has mailed voting instruction forms mailed directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has nodirect access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of Intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as direct by the Chair

In addition, acting on the instructions of the Chair of the meeting, we may have included in our reports on attendance and voting, the details of beneficial holders attending in person whose ownership we cannot directly confirm or verify. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included in these reports as a result of the instructions from the Chair and Computershare assumes no liability or responsibility whatsoever for their inclusion in these reports.

Hemisphere GPS

PRESS RELEASE

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless Shareholders Approve Name Change to "Hemisphere GPS"

Calgary, Alberta – May 11, 2007 - (TSX:CSY): CSI Wireless Inc. officially changed its name to "Hemisphere GPS Inc." at its annual general meeting held in Calgary on May 9. Company shareholders voted to accept the name change in support of the Company's renewed focus on the strengths of its GPS business. In conjuction with the name change, the Company's corporate website and email domain name has been changed to www.hemispheregps.com. Hemisphere's CUSIP number is 423 633 106.

In addition, Hemisphere GPS stock is anticipated to begin trading under the new ticker symbol "HEM" on the Toronto Stock Exchange within the next week, subject to final TSX approval. An announcement will precede commencement of trading under the new symbol.

The name change communicates the reemergence of a pure-play GPS company following the discontinuance of the Company's wireless businesses in 2006. Hemisphere GPS is serving the growing demand for accuracy and machine control applications and owns the branding for Crescent GPS technology and Outback Guidance products. Record GPS sales were reported for the first quarter of 2007, partly driven by Hemisphere GPS's reputation for high quality, high value products and performance.

"The decision to focus exclusively on GPS was made based on the strengths of our GPS technology and products, and our market share leadership and sound industry reputation in our key markets of Ground Agriculture, Air, and Marine," stated Steve Koles, President & CEO of Hemisphere GPS. "We are already leveraging these strengths as the long term forecasts for these industries are very positive. We are diligently preparing for the anticipated demand."

About Hemisphere GPS

Hemisphere GPS designs and manufactures innovative, cost-effective GPS products for positioning, guidance and machine control applications in agriculture, marine and other markets. The Company owns leading brand names, numerous patents and other intellectual property. The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about Hemisphere GPS, go to www.hemispheregps.com.

For more information, please contact:

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

File No. 82-34943

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Hemisphere GPS Inc.

Civil Title:	Dr.
First Name:	Mohamed
Middle Name:	Attia
Surname:	Abousalem
Date of Birth (MM/DD/YYYY):	01/30/1968
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
New	Vice President Marketing & Business Development	05/07/2007

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	05/14/2007
Last Updated:	05/14/2007

File No. 82-34943

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Hemisphere GPS Inc.

Civil Title:	Mr
First Name:	Steven
Middle Name:	Lawrence
Surname:	Koles
Date of Birth (MM/DD/YYYY):	03/28/1970
Has a PIF been submitted:	No When:

Type of Change	Position Title	Effective Date
New	Director	05/10/2007

Mr. Koles continues to hold the position of President & CEO. He is now a Director as well as his other positions.

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	05/14/2007
Last Updated:	05/14/2007

File No.

Hemisphere GPS PRESS RELEASE

For Immediate Release

2011 MAY 24 A 10: 72
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hemisphere GPS Targets OEM Market with LX-1 Board for Crescent® GPS Receivers

Calgary, AB — May 9, 2007 (TSX: CSY) Hemisphere GPS, a designer and manufacturer of GPS products used in more than 50 countries, today introduced the LX-1, a new L-Band (OmniSTAR compatible) differential GPS (DGPS) receiver board. The LX-1 improves position accuracy of Hemisphere GPS' Crescent® Receiver Technology to sub-meter measurement. This new solution is just one of many differential options offered by Hemisphere GPS.

Hemisphere GPS' LX-1 tracks L-Band differential signal corrections (through OmniSTAR) to improve stand-alone GPS solutions. It provides a reliable differential GPS option, as OmniSTAR satellite corrections are available on most land areas of the world.

The LX-1 includes subscriber access, so OmniSTAR can activate subscriptions remotely via satellite uplink. While it automatically tracks the best available satellite broadcast, the user also has the option to manually set which satellite to track. Additionally, the LX-1 is supported by Hemisphere GPS' exclusive COAST™ technology to ensure accuracy is maintained during temporary loss of the differential signal.

Hemisphere GPS' LX-1 is designed for use by Original Equipment Manufacturers (OEM) that want to augment Crescent GPS with OmniSTAR differential capability. It is the same size as Crescent OEM boards and directly compatible for convenient integration. Hemisphere GPS has currently integrated this new technology into several Crescent receiver models, such as the R120, R121, and R130 DGPS receivers.

"Our new LX-1 Board provides increased access to differential signals and improves the accuracy of our Crescent GPS receivers," said Steven Koles, President and CEO of Hemisphere GPS. "This additional differential solution further enables accurate and reliable GPS positioning particularly in regions where other differential signals are not currently accessible. This is another example of Hemisphere GPS' ability to quickly develop and implement a variety of GPS solutions, which has been key to the success of our company."

About Hemisphere GPS and CSI Wireless

Hemisphere GPS, a division of CSI Wireless Inc., designs and manufactures innovative, cost-effective GPS products for positioning, guidance and machine control applications in agriculture, marine and other markets. The Company owns leading brand names, numerous patents and other intellectual property. The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about Hemisphere GPS and CSI Wireless, go to www.hemispheregps.com and www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

John Bohlke
Product Marketing Manager
Hemisphere GPS
Phone: (480) 348-9919
E-mail: JBohlke@hemispheregps.com
www.hemispheregps.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

Hemisphere GPS

PRESS RELEASE

CSI Wireless Appoints New VP Marketing & Business Development

Reminder: Annual General Meeting to be held today in Calgary

Calgary, Alberta – May 9, 2007 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced GPS products, today announced the appointment of Mohamed Abousalem, Ph.D., P.Eng as the Company's new Vice President of Marketing & Business Development. In this newly created position, Dr. Abousalem will be responsible for leading several corporate development initiatives, including development of strategic partnerships, new market segments, and providing direction for corporate marketing and product management.

Mohamed brings with him over 15 years of precision and professional GPS product / business development, marketing and management experience. Most recently he was the Senior Director of OEM Solutions at Magellan Navigation where he led OEM sales and program management as well as the development and management of a number of strategic partnerships, including those with The Hertz Corporation and the American Automobile Association (AAA). Previously at Magellan, Mohamed held other senior management positions including Worldwide Senior Director of Engineering; Worldwide Director of Marketing and OEM Product Marketing Manager. Prior to Magellan, Mohamed held GPS product development and management positions at Position Inc., Thales Geosolutions (now Fugro), and Pulsearch Navigation. Mohamed is a civil engineering graduate from Alexandria University, Egypt, and he holds M.S. and Ph.D. degrees in Geomatics Engineering from the University of Calgary and an MBA from Santa Clara University's Leavey School of Business.

"Mohamed's extensive experience in the GPS sector is of tremendous value to the Company," stated Steve Koles, President & CEO of CSI Wireless. "His experience working with OEM partners will be an important asset in our OEM strategies. I am pleased to officially welcome Mohamed to the team."

Reminder: Annual General Meeting today in Calgary

The Company reminds shareholders that CSI Wireless, which will formally change its name to Hemisphere GPS today, will be holding its annual meeting of shareholders today (Wednesday) in Calgary. The Company invites shareholders and interested investors to join today at 3pm Calgary time.

Following the official business of the meeting, Management will provide an update on the Company's strategic initiatives and outlook. Product demos and refreshments will also be available.

Location: Glen Room 206
Calgary Telus Convention Centre
120 Ninth Avenue SE
Calgary, Alberta

About Hemisphere GPS and CSI Wireless

Hemisphere GPS, a division of CSI Wireless Inc., designs and manufactures innovative, cost-effective GPS products for positioning, guidance and machine control applications in agriculture, marine and other markets. The Company owns leading brand names, numerous patents and other intellectual property.

The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about Hemisphere GPS and CSI Wireless, go to www.hemispheregps.com and www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

File No.
82-34943

Hemisphere GPS | csi wireless

CSI Wireless Reports Record First Quarter GPS Revenues and Profit

Calgary, Alberta – May 8, 2007 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced GPS products, today reported financial results for the first quarter ended March 31, 2007.

CSI's GPS business operates under the Hemisphere GPS brand which owns the Outback, Satloc and Del Norte product names. CSI will formally change its corporate name to "Hemisphere GPS Inc." at the Company's Annual General Meeting, to be held in Calgary tomorrow, May 9, 2007. CSI is currently carrying on business as Hemisphere GPS.

In 2006, CSI made the strategic decision to focus its resources exclusively on its GPS product lines, where it is a market leader with significant competitive advantages and intellectual property. Accordingly, the Company sold its wireless businesses. The wireless component of the business is thus accounted for as discontinued operations in the Company's financial statements.

First Quarter 2007 Financial Review

The strength of the agriculture market has helped propel the Company's GPS sales revenues to record levels in 2007. For the first quarter ended March 31, 2007, Hemisphere GPS reported a 26% increase in revenues to $19.5 million, up from $15.5 million in the first quarter of 2006. Record sales are being driven by favourable macro-economic conditions including high agricultural commodity prices. Projections for record farm incomes in 2007 also bode well for a strong year in 2008 for the agricultural community.

The majority of Hemisphere's GPS revenues are derived from sales to the North American agriculture market. Although North American sales were strong relative to the first quarter of 2006, a late spring with snowy conditions delayed some of Hemisphere's sales promotion activity in some U.S. regions. International sales, including the southern hemisphere where weather patterns have been favourable, were ahead of Company expectations.

"The southern hemisphere markets, which include South America and Australia were very strong through the first quarter of 2007," stated Steven Koles, President & CEO of Hemisphere GPS. "In addition to good weather, the southern hemisphere had already been benefiting from high prices for its agriculture products since many of these markets have just completed their annual harvest. The high profits are being reinvested into the farming operations including GPS precision guidance products. Similarly, we anticipate increased North American farming investment following the 2007 harvest. This suggests record demand for 2008 and we are diligently preparing to capitalize on that demand."

Gross margins for the quarter were 50%, as compared to gross margins of 40% reported in the first quarter of 2006. Gross margins have improved in all product lines – ground agriculture, air and precision products. The increase in margins is a result of product mix and product cost reductions realized, including the incorporation of the Company's Crescent GPS technology into all product lines which was completed during the first quarter. The Company is focused on further cost reductions through the outsourcing of certain key components, increased focus on procurement and design cost reduction and improved efficiencies in its manufacturing operations.

Total expenses for the first quarter were $7.1 million, an increase of 18% from the first quarter of 2006. This increase is primarily a result of higher revenues, increased sales and marketing costs incurred during the strong selling season for agriculture products and increased legal expenses. The first half of the calendar year is the strongest buying season in agriculture markets in North America. As a result, there is a significant amount of selling activity in this period driving higher sales and marketing expenses including promotions, travel, commissions and other expenses. Despite an increase in revenues of 26%, sales and marketing expenses increased by just 10% compared to the first quarter of 2006.

General and administrative expenses increased by $0.6 million compared to the first quarter of 2006. The increase is primarily attributable to increased legal expenses associated with a patent infringement lawsuit relating to its GPS products. The Company does not believe that its products infringe upon the referenced patent and is vigorously defending its position. Apart from the increase in legal expenses, general and administrative expense increased by 3% compared to the first quarter of 2006.

Hemisphere GPS reported earnings from continuing operations of $2.6 million, or $0.06 per share (basic and diluted), compared to a $0.1 million, or $0.00 per share (basic and diluted) for the first quarter of 2006.

The Company reported a record level of consolidated net income (and comprehensive income) of $2.5 million, or $0.05 per share (basic and diluted) compared to a loss of $9.2 million, or ($0.20) per share (basic and diluted) in the first quarter of 2006. The prior year results included a $9.3 million loss from the discontinued operations of the Company's former wireless business which was sold in 2006. Discontinued operations generated a loss of $105 thousand in the first quarter of 2007.

At March 31, 2007, Hemisphere GPS held cash of $12.8 million and $25.1 million in working capital.

"Hemisphere is now a pure-play GPS company and the dominant leader in the markets we pursue," said Steven Koles. "We have been experiencing robust demand and generating record sales of our industry leading GPS products. Strong agriculture commodity prices, and increasing technology adoption in the agriculture sector have created an optimistic outlook for our business. We were able to effectively deliver the record first quarter sales volume with our current operational structure, indicating a profitable model due to the scalability of our business without the need to significantly increase our operational expenditures. Following the upcoming 2007 crop harvest this fall, we expect that we will see farm incomes globally at record levels. More cashflow in the farming operations supports a very robust 2008."

Conference Call – Tuesday May 8 at 11:00AM EST

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for today at 11:00 a.m. Eastern Time to discuss the financial results and provide updates on operations.

To participate, please dial 416-850-9143, or 1-866-400-2280 approximately 10 minutes before the conference call. Please note that a live Web cast of the call will be available on the CSI Wireless Web site at http://www.csi-wireless.com. The Web cast will be archived there for later review. A recording of the call will be available through May 18. Please dial 416-915-1035 or 1-866-245-6755 and enter the reservation number 348293 to listen to the rebroadcast.

About Hemisphere GPS and CSI Wireless

Hemisphere GPS, a division of CSI Wireless Inc., designs and manufactures innovative, cost-effective GPS products for positioning, guidance and machine control applications in agriculture, marine and other markets. The Company owns leading brand names, numerous patents and other intellectual property. The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about Hemisphere GPS and CSI Wireless, go to www.hemispheregps.com and www.csi-wireless.com.

For more information, please contact:

Cameron Olson	Cory Pala
Chief Financial Officer	Investor Relations
CSI Wireless Inc.	E.vestor Communications Inc.
403-259-3311	416-657-2400
colson@hemispheregps.com	CPala@evestor.com

CSI WIRELESS INC.
Consolidated Balance Sheets
(unaudited)

	March 31, 2007	December 31, 2006
Assets		
Current assets:		
Cash	$ 12,776,999	$ 11,160,405
Marketable securities	639,208	-
Accounts receivable	9,306,594	4,995,204
Inventories	12,203,294	11,479,139
Deferred commissions	152,675	111,619
Prepaid expenses and deposits	376,607	550,530
Current assets of discontinued operations	519,029	1,360,735
	35,974,406	29,657,632
Deferred commissions	326,769	246,414
Property and equipment	8,234,092	8,507,990
Intangible assets	4,152,515	4,332,591
Goodwill	22,961,432	22,961,432
Assets of discontinued operations	116,380	116,380
	$ 71,765,594	$ 65,822,439
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 8,916,125	$ 5,785,501
Deferred revenue	871,329	773,527
Current portion of long-term debt	–	300,517
Current portion of capital leases	293,189	291,057
Current liabilities of discontinued operations	746,681	974,505
	10,827,324	8,125,107
Deferred revenue	2,200,283	1,672,116
Capital lease obligations	51,269	101,714
Shareholders' equity:		
Share capital	104,029,563	104,013,743
Contributed surplus	2,992,380	2,776,468
Deficit	(48,335,225)	(50,866,709)
	58,686,718	55,923,502
	$ 71,765,594	$ 65,822,439

CSI WIRELESS INC.
Consolidated Statements of Operations and Deficit

Three months ended March 31, 2007 and 2006
(unaudited)

	2007	2006
Sales	$ 19,504,861	$ 15,514,035
Cost of sales	9,842,566	9,311,614
	9,662,295	6,202,421
Expenses:		
Research and development	1,266,363	1,170,136
Sales and marketing	3,092,129	2,819,069
General and administrative	1,965,172	1,330,029
Stock-based compensation	219,798	143,303
Amortization	603,128	586,926
	7,146,590	6,049,463
Earnings before undernoted items	2,515,705	152,958
Foreign exchange (gain) loss	(46,853)	66,610
Interest income	(73,816)	(15,827)
Earnings from continuing operations	2,636,374	102,175
Loss from discontinued operations	104,890	9,256,998
Net earnings (loss) and comprehensive income	2,531,484	(9,154,823)
Deficit, beginning of period	(50,866,709)	(30,980,146)
Deficit, end of period	$ (48,335,225)	$ (40,134,969)
Earnings per common share from continuing operations:		
Basic and diluted	$ 0.06	$ 0.00
Earnings per common share:		
Basic and diluted	$ 0.05	$ (0.20)
Weighted average shares outstanding:		
Basic and diluted	46,139,053	45,899,354

CSI WIRELESS INC.
Consolidated Statements of Cash Flows

Three months ended March 31, 2007 and 2006
(unaudited)

	2007	2006
Cash flows from operating activities:		
Earnings from continuing operations	$ 2,636,374	$ 102,175
Items not involving cash:		
Amortization	603,128	586,926
Stock-based compensation	219,798	143,303
Unrealized foreign exchange loss	–	13,928
Cash from continuing operations	3,459,300	846,332
Change in non-cash operating working capital:		
Accounts receivable	(4,311,390)	(1,329,415)
Inventories	(724,155)	959,590
Prepaid expenses and deposits	173,923	(30,691)
Accounts payable and accrued liabilities	3,130,624	3,129,899
Deferred revenue	97,802	1,739,359
	1,826,104	5,315,074
Cash used in discontinued operations	(130,216)	(5,007,179)
	1,695,888	307,895
Cash flows from (used in) financing activities:		
Deferred commissions	(121,411)	(141,310)
Deferred revenue	528,167	942,101
Long-term debt	(300,517)	(128,881)
Capital leases	(48,313)	(66,614)
Issue of share capital, net of share issue costs	11,934	92,724
Cash used in discontinued operations	–	(299,396)
	69,860	398,624
Cash flows used in investing activities:		
Purchase of property and equipment	(149,154)	(510,299)
Business acquisition, net	–	(959,302)
Cash used in discontinued operations	–	(71,598)
	(149,154)	(1,541,199)
Increase (decrease) in cash position	1,616,594	(834,680)
Cash, beginning of period	11,160,405	12,595,354
Cash, end of period	$ 12,776,999	$ 11,760,674
Supplemental disclosure:		
Interest paid	$ 21,691	$ 28,920
Interest received	95,381	69,206

END